October 3, 2008
VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings
Ms. Mara Ransom
Mr. Robert W. Erret
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549
Fax (202) 772-9204

Re:     SJW Corp.
        Form 10-K for the fiscal year ended December 31, 2007, filed on March 10, 2008
        Proxy Statement on Schedule 14A, filed on March 11, 2008 Form 10-Q for the fiscal quarter ended March 31, 2008, filed on May 8, 2008
        Form 10-Q for fiscal quarter ended June 30, 2008, filed on August 1, 2008
        File No. 001-08966

Dear Messrs. Owings and Erret and Ms. Ransom:

        We submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the "Staff") to SJW Corp. (the "Company") dated September 26, 2008 (the "Comment Letter") with respect to the Company's response letter dated September 19, 2008. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Related Information, page 44

Annual Bonus, page 48

1. We note your response to comment number seven of our letter dated September 5, 2008. Please confirm in writing that in future filings you will discuss the elements and factors that the Executive compensation Committee uses in evaluating such bonus awards.

        In future filings, we will discuss the elements and factors that the Executive Compensation Committee uses in evaluating such bonus awards.

        Please contact the undersigned at (408) 279-7960 with any questions regarding the foregoing.

Very truly yours,

/s/ Angela Yip

Angela Yip
Executive Vice President of Finance

cc:       Charles J. Toeniskoetter, Chairman of the Board
          W. Richard Roth, President and Chief Executive Officer
          David A. Green, Chief Financial Officer and Treasurer